                                                              Exhibit (a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units (as defined below). The Purchase Offer (as defined below) is made solely by the Purchase Offer and Consent Solicitation, dated May __,
     2000, and the related Proof of Claim, Assignment and Release and any amendments or supplements thereto, and is being made to all holders of
     Units (other than the general partner of the Partnership (as defined below). The Purchase Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Units in any jurisdiction in which the making of the Purchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
             All Outstanding Units of Limited Partnership Interest

                                      in

                 COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP

                                      at

                               $147,959 Per Unit
                  (or a Net Amount per Unit of Approximately
           $119,000 after Payment of Court-Awarded Attorneys' Fees)

                                      by

                             CBM II HOLDINGS LLC,
 a wholly owned indirect subsidiary of CBM JOINT VENTURE LLC, a joint venture between
                              MI CBM INVESTOR LLC
                    (a wholly owned indirect subsidiary of

                         MARRIOTT INTERNATIONAL, INC.)

                                      and

                       ROCKLEDGE HOTEL PROPERTIES, INC.
                      (through wholly owned subsidiaries)

     CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a joint venture between MI CBM Investor LLC, a wholly owned indirect subsidiary of Marriott International, Inc. ("Marriott International"), and Rockledge Hotel Properties, Inc. ("Rockledge") (through wholly owned subsidiaries), is offering to purchase all outstanding units (the "Units") of limited partnership interest in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership") (other than Units owned by the general partner of the Partnership), at $147,959 per Unit (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purch ase Offer and Consent Solicitation dated June ____, 2000 and the related Proof of Claim, Assignment and Release (which, together with any amendments or supplements thereto, collectively constitute the "Purchase Offer"). If the Court (as defined below) approves legal fees and expenses of approximately $29,000 per Unit to counsel to the class action plaintiffs in the Milkes Litigation (as defined below), the net amount that each holder that is a class member will receive is approximately $119,000 per Unit (or a pro rata portion thereof) (the "Net Settlement Amount"). The Net Settlement Amount to be received by any holder in the Purchase Offer or the Merger (as defined below) will be reduced by any amount owed by the holder on the original purchase price of such Unit. Tendering Unitholders who have Units registered in their name and who tender directly to GEMISYS Corporation, which has been retained by counsel to the class action plaintiffs in the Milkes Litigation ("Class Counsel") to act as the claims administrator (the "Claims Administrator") will not be charged brokerage fees or commissions or, subject to Instruction 5 of the Proof of Claim, Assignment and Release (the "Proof of Claim"), stock transfer taxes on the purchase of Units by the Purchaser pursuant to the Purchase Offer.

THE PURCHASE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
 CITY TIME, ON ___________, 2000, UNLESS THE PURCHASE OFFER IS EXTENDED (AS SO
                              EXTENDED, THE "EXPIRATION DATE").

     The Purchase Offer is being made pursuant to the terms of a settlement agreement, dated March 9, 2000 (the "Settlement Agreement") relating to the settlement (the "Settlement") of a class action lawsuit brought against the predecessor-in-interest to the Partnership's general partner (the "General Partner"), Marriott International, Host Marriott Corporation as the predecessor-in-interest to a Maryland corporation of the same name ("Host Marriott"), various related entities and others, in the 285th Judicial District Court (the "Court") of Bexar County, Texas (the "Milkes Litigation"). The Settlement also relates to lawsuits (such suits, together with the Milkes Litigation, the "Litigation") filed with respect to six other limited partnerships, including Courtyard by Marriott Limited Partnership (collectively, the "Marriott Partnerships").

     In addition to the Purchase Offer, the terms of the Settlement Agreement provide for the merger of a subsidiary of the Purchaser into the Partnership (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement") immediately following the consummation of the Purchase Offer. In the Merger, each outstanding Unit that has not been tendered in the Purchase Offer (other than Units owned by the General Partner, the Purchaser or Unitholders who have elected to opt-out of the Settlement) will be converted into the right to receive $147,959 per Unit (or a pro rata portion thereof) in cash. If the Court approves legal fees and expenses of approximately $29,000 per Unit to Class Counsel in the Milkes Litigation, the net amount that each holder that is a class member will receive is approximately $119,000 per Unit (or a pro rata portion thereof). In addition, each outstanding Unit held by a holder who has elected to opt-out of the Settlement will be converted in the Merger into the right to receive a cash amount equal to the appraised value of such unit (or a pro rata portion thereof), as determined in accordance with the appraisal provisions of the Merger Agreement and the Settlement Agreement. The appraised value of Units will not include any amount representing the value of the settlement of the claims asserted in the Milkes Litigation. The amount to be received by any Unitholder in the Merger will be reduced by any amount owed by the holder on the original purchase price of his or her Units.

     In connection with the Purchase Offer and the Merger, the General Partner will solicit the written consents of the Partnership's limited partners to the Merger and to amendments to the Partnership's partnership agreement as more fully described in the Purchase Offer and Consent Solicitation (the "Amendments"), which are intended to clarify that the terms of the Settlement (including the Purchase Offer and the Merger) are consistent with the provisions of the partnership agreement and to facilitate the consummation of the Purchase Offer and the Merger.

     The Court will determine the fairness of the Settlement and the dismissal of the Litigation (including the terms and conditions of the Purchase Offer and the Merger) at a final approval hearing to be held at August 28, 2000. Unitholders who have not opted-out of the Settlement and who have timely filed the proper documents with the Court have the right to appear at the hearing if they follow the procedures set forth in the Notice of Pendency and Settlement of Class and Derivative Action related to Courtyard by Marriott II Limited Partnership (the "Notice") that will be sent by Class Counsel to all Unitholders.

     The consummation of the Purchase Offer and the Merger are conditioned upon
(1) the order of the Court approving the terms of the Settlement and the dismissal of the Litigation having become final (other than by reason of an appeal relating solely to counsel fees and expenses), (2) not more than ten percent of the units of limited partnership interests in each of the Partnership and each of the other six Marriott Partnerships (other than units held by persons named as insiders (the "Insiders") in the Settlement Agreement) being held by holders who have elected to opt-out of the Settlement, and (3) holders of a majority of the outstanding units of limited partnership interest in each of the Partnership and Courtyard by Marriott Limited Partnership (other than the general partners of these partnerships and their affiliates) having submitted valid written consents to each partnership's merger and amendments to each partnership's partnership agreement. The condition set forth in (2) above is for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to these conditions and may be waived by the Purchaser in writing, in whole or in part, at any time and from time to time, in its sole discretion.

     The Purchase Offer is not conditioned upon the Purchaser, Marriott International or Rockledge obtaining financing.

     An independent Special Litigation Committee appointed for the Partnership by the General Partner has determined that the terms of the Settlement (1) are fair and reasonable to the Partnership (which the Special Litigation Committee considers, as a practical matter, to have an identity of interest with the limited partners with respect to the derivative claims in the Milkes Litigation) and (2) include a fair and reasonable settlement of any and all derivative claims, express or implied, made on behalf of the Partnership in the Milkes Litigation. Class Counsel recommends that its clients approve the Settlement by tendering their Units in the Purchase Offer and consenting to the Merger and the Amendments.

     Unitholders who do not wish to participate in the Settlement may exclude themselves from the settlement class by submitting to the Claims Administrator no later than the Expiration Date a written request to be excluded (an "Opt-Out Notice"). The Opt-Out Notice must be received by the Claims Administrator on or prior to the Expiration Date and must set forth: (1) the name of the case (Milkes), (2) the Unitholder's name, address and telephone number, social security number or taxpayer identification number, (3) the number of Units held by the Unitholder, (4) the date on which the Unitholder purchased the Units, (5) the name of the Partnership (Courtyard by Marriott II Limited Partnership), (6) a statement that the Unitholder is requesting to be excluded from the settlement class, and (7) the Unitholder's signature. Unitholders who do not timely and validly submit an Opt-Out Notice will be bound by all orders and judgments entered in the Milkes Litigation.

     Upon the terms and subject to the conditions of the Purchase Offer, payment for the Units (other than Units held by holders who have opted-out of the Settlement) will be made by deposit of the consideration therefor with the Escrow Agent. Upon deposit of the settlement funds with respect to the Milkes Litigation with the Escrow Agent for the purpose of making payment to validly tendering Unitholders, the Purchaser's obligation to make such payment shall be satisfied and such tendering Unitholders must thereafter look solely to Class Counsel and the Escrow Agent for payment of the amounts owed to them by reason of acceptance for payment of Units pursuant to the Purchase Offer or the Merger. The Defendants in the Litigation have no responsibility for or liability whatsoever with respect to the investment or distribution of the settlement funds, the determination, administration, calculation or payment of claims, or any losses incurred in connection therewith, or with the formulation or implementation of the plan of allocation of the settlement funds, or the giving of any notice with respect to same.

     Pursuant to the terms of the Settlement Agreement, the Escrow Agent will be authorized to distribute the Net Settlement Amount for each Unit held by limited partners who validly tendered their Units within seven business days after the date on which the judgment order becomes final (such date, the "Effective Date"). In all cases, payment for Units accepted for payment pursuant to the Purchase Offer will be made only after receipt by the Claims Administrator of a properly completed and duly executed Proof of Claim (or facsimile thereof) with any other documents required by the Proof of Claim on or prior to the Expiration Date. If a class action plaintiff has not submitted a valid Proof of Claim to the Claims Administrator within 90 days following the Effective Date and such plaintiff has not opted-out of the Settlement, Class Counsel will execute a Proof of Claim on behalf of that limited partner. The execution of the Proof of Claim by Class Counsel on behalf of a limited partner will entitle the limited partner to receive the Net Settlement Amount for each Unit held by such limited partner and release, on behalf of such limited partner, all claims that are released, settled and discharged as part of the Settlement as provided in the Proof of Claim. The Net Settlement Amount to be received by any holder of Units will be reduced by any amount owed by the holder on the original purchase price of such Units.

     The term "Expiration Date" means 12:00 midnight, New York City time, on [weekday], _______ __, 2000, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Purchase Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Purchase Offer, as so extended by the Purchaser, shall expire. Subject to applicable rules and regulations of the SEC and the provisions of the Settlement Agreement and any applicable Court order, the Purchaser reserves the right, at any time or from time to time, to (a) terminate the Purchase Offer and not accept for payment any Units, (b) delay acceptance for payment or, regardless of whether such Units were theretofore accepted for payment, payment for, any Units and not pay for any Units not theretofore accepted for payment or paid for, until the order of the Court approving the Settlement has become final, (c) waive any unsatisfied condition (if it is waivable) to its obligation to acquire Units pursuant to the Purchase Offer, (d) extend the period of time during which the Purchase Offer is open, or (e) otherwise amend the Purchase Offer. Any extension, delay in payment, termination, waiver of conditions, or material amendment to the terms of the Purchase Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Purchase Offer and subject to the right of a tendering Unitholder to withdraw such Units.

     If the Purchaser makes a material change in the terms of the Purchase Offer or the information concerning the Purchase Offer, or waives a material condition of the Purchase Offer, the Purchaser will extend the Purchase Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). If, by the Expiration Date, the conditions to the Purchase Offer set forth above have not been satisfied, the Purchaser may, in its sole discretion, elect to (a) extend the Purchase Offer and, subject to applicable withdrawal rights, retain all tendered Units until the expiration of the Purchase Offer, as extended, subject to the terms of the Purchase Offer, (b) waive the unsatisfied condition (if it is waivable) and not extend the Purchase Offer or (c) terminate the Purchase Offer and return all tendered Units to tendering Unitholders and be relieved from any obligations under the Settlement Agreement. If an order of an appropriate court denying approval of the Settlement becomes final after all applicable appeals have been exhausted or if the parties to the Settlement Agreement decide to terminate the Settlement as to the Partnership, the Purchase Offer will terminate and all tendered Units will be returned to the tendering Unitholders as soon as practicable.

     The Purchaser does not currently intend to make available a "subsequent offering period" as provided for in Rule 14d-11 of the Exchange Act.

     The Purchaser and the Escrow Agent expressly reserve the right to delay the acceptance for payment of, or payment for, Units in order to comply in whole or in part with any applicable law and the terms of the Settlement Agreement and any applicable court order. For purposes of the Purchase Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Units validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Claims Administrator that the "Effective Date" under the Settlement Agreement has occurred.

     Units tendered pursuant to the Purchase Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Purchaser Offer, may also be withdrawn at any time after _______, 2000. Units will be returned promptly at such time as it is finally determined that the conditions for consummation of the Purchase Offer and the Merger will not be satisfied (or waived, if waivable). In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Claims Administrator at its address set forth below. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn, and the name of the registered holder of the Units to be withdrawn, if different from that of the tendering Unitholder. Written consents submitted prior to the Expiration Date will became irrevocable after the Expiration Date and will not expire until the conditions for consummation of the Purchase Offer are satisfied (or waived, if waivable) or until such time as it is finally determined that such conditions will not be satisfied or waived. The Purchaser reserves the right to extend the period of time during which the Purchase Offer is open and thereby delay acceptance for payment of any tendered Units. No payment will be made in respect of tendered Units until the Court order approving the Settlement has become final. During this time, you will not be able to revoke your consent to the Merger and the Amendments.


     All questions as to the form and validity (including the timeliness of receipt) of any notice of withdrawal will be determined by the Court. Neither the Purchaser, the Joint Venture, Marriott International, MI Investor,
Rockledge, any of their affiliates, the Claims Administrator nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give any such notification.


     If the Purchase Offer and the Merger occur, the receipt of cash by you under the terms of the Settlement Agreement will constitute a taxable transaction. You will recognize taxable gain to the extent that the amount that you are deemed to receive exceeds your tax basis in your Units. The amount that you will be deemed to receive will be the sum of the cash amount received by you
(which will be deemed to include any amount owed by you on the original purchase price of your Units) plus your share of the Partnership's nonrecourse liabilities (and, if you do not affirmatively "opt-out" of the settlement may also include all or a part of your portion of the legal fees paid to Class
Counsel). If you do not affirmatively "opt-out" of the Settlement, a portion of the amount that you are deemed to receive in the Settlement very likely will be considered to be attributable to the settlement of the claims asserted in the Litigation, all or a portion of which may be taxed at the ordinary income tax rate applicable to you. The remaining portion of your taxable gain will be taxed at applicable capital gain tax rates (including the 25% rate applicable to your share of the "unrecaptured Section 1250 gain" of the Partnership).

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Purchase Offer and is incorporated herein by reference.

     The Purchase Offer and the Notice contain important information which should be read carefully and in their entirety before any decision is made with respect to the Purchase Offer.

     Questions and requests for assistance relating to the completion of the Proof of Claim may be directed to the Claims Administrator at its address and telephone number provided below. Additional copies of the Purchase Offer, the Notice and related materials may also be obtained from the Claims Administrator, and will be furnished promptly at the Purchaser's expense. Any questions regarding the terms of the Settlement should be addressed to David Berg or Jim
Moriarty, counsel to the class action plaintiffs. Mr. Berg's telephone number is
(713) 529-5622 and Mr. Moriarty's telephone number is (713) 528-0700. The
Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Claims Administrator) for soliciting tenders of Units pursuant to the Purchase Offer.

 The Claims Administrator for the Purchase Offer and Consent Solicitation is:

                              GEMISYS Corporation

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
By Mail:                                  Facsimile Transmission:               By Hand or Overnight Delivery:
Attention: Proxy Department                  303-705-6171                       Attention: Proxy Department
7103 South Revere Parkway             (For Eligible Institutions Only)          7103 South Revere Parkway
Englewood, CO 80112-9523                                                        Englewood, CO 80112-9523
                                               Telephone:
                                             (800) 326-8222